Filed pursuant to Rule 424(b)5
                                                      Registration No. 333-51671

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 1998)

            [HIGHWOODS REALTY LIMITED PARTNERSHIP LOGO APPEARS HERE]

                                  $50,000,000

                               Highwoods Realty
                              Limited Partnership

                             8 1/8% NOTES DUE 2009


                               ----------------

                  Interest payable on January 15 and July 15


                               ----------------
We may, at any time, redeem the Notes at the redemption price described herein.
   The Notes are unsecured and rank equally with all of our other unsecured senior indebtedness. We do not intend to list the Notes on any national securities exchange.



                               ----------------
      Investing in the Notes involves risks. See "Risk Factors" beginning on page 2 in the accompanying Prospectus.


                               ----------------
                  PRICE 99.390% AND ACCRUED INTEREST, IF ANY



                               ----------------

                                          Underwriting
                          Price to       Discounts and          Our
                           Public         Commissions         Proceeds
                      ---------------   ---------------   ---------------
 Per Note .........         99.390%            .650%            98.740%
 Total ............    $49,695,000         $325,000        $49,370,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on December 9, 1998.



                               ----------------


                           MORGAN STANLEY DEAN WITTER


December 4, 1998

                               TABLE OF CONTENTS




                               Prospectus Supplement
                                                                               Page
                                                                              -----
Forward-Looking Statements ................................................    S-3
The Operating Partnership .................................................    S-3
Recent Developments .......................................................    S-6
The Properties ............................................................    S-10
Use of Proceeds ...........................................................    S-12
Capitalization ............................................................    S-12
Selected Financial Data ...................................................    S-13
Description of Notes ......................................................    S-15
Underwriter ...............................................................    S-19
Legal Matters .............................................................    S-20
                                   Prospectus
The Company and the Operating Partnership .................................    2
Risk Factors ..............................................................    2
Use of Proceeds ...........................................................    9
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends     9
Description of Debt Securities ............................................   10
Description of Preferred Stock ............................................   24
Description of Series A Preferred Shares ..................................   30
Description of Series B Preferred Shares ..................................   31
Description of Series D Preferred Shares ..................................   31
Description of Depositary Shares ..........................................   32
Description of Common Stock ...............................................   36
Federal Income Tax Considerations .........................................   40
Plan of Distribution ......................................................   53
Experts ...................................................................   54
Legal Matters .............................................................   55
Available Information .....................................................   56
Incorporation of Certain Documents by Reference ...........................   56

                               ----------------
     Prospective investors may rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. Neither Highwoods Realty Limited Partnership nor the Underwriter has authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither this Prospectus Supplement nor the accompanying Prospectus is an offer to sell or seeks an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale of these securities implies that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is correct as of any time other than the date of this Prospectus Supplement, the accompanying Prospectus or the date of the document in which it was first presented, if different.

     We refer to (1) Highwoods Properties, Inc. as the "Company," (2) Highwoods Realty Limited Partnership (formerly Highwoods/Forsyth Limited Partnership) as the "Operating Partnership," (3) the Company's common stock as "Common Stock" and (4) the Operating Partnership's common partnership interests as "Common Units."


                          FORWARD-LOOKING STATEMENTS

     Some of the information in this Prospectus Supplement and the accompanying Prospectus and the other information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus Supplement and the accompanying Prospectus and the other information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risk factors noted in the "Risk Factors" section and other factors noted throughout this Prospectus Supplement and the accompanying Prospectus and the other information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.


                           THE OPERATING PARTNERSHIP

General

     We are one of the largest owners and operators of office and industrial properties in the Southeast. At September 30, 1998, we owned or had a majority interest in 665 in-service office, industrial and retail properties encompassing approximately 44.9 million rentable square feet and 2,325 apartment units. We refer to our majority-owned in-service properties in this Prospectus Supplement as "Properties." In addition, at September 30, 1998, we owned an interest (50% or less) in 18 in-service office and industrial properties encompassing approximately 1.6 million rentable square feet. Our properties are located in 21 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, Missouri, Kansas, Iowa, South Carolina, Maryland and Alabama. At September 30, 1998, our office, industrial and retail Properties were 93% leased and our multi-family Properties were 96% leased.

     At September 30, 1998, we were developing an additional 52 properties, which will encompass approximately 6.1 million rentable square feet. As of September 30, 1998, we also owned 1,647 acres (and had agreed to purchase an additional 774 acres) of undeveloped land suitable for future development. This development land, substantially all of which has utility infrastructure already in place, is zoned and available for office, industrial, retail and/or multi-family development. We also provide leasing, property management, real estate development, construction and miscellaneous services for our properties as well as for third parties.

     The Company, a self-administered and self-managed equity REIT that began operations through a predecessor in 1978, is the sole general partner of the Operating Partnership. The Operating Partnership conducts substantially all of the Company's operations, and the Company's ownership interest in the Operating Partnership represents substantially all of the Company's assets. The Company owns approximately 85% of the Common Units in the Operating Partnership. Limited partners (including certain officers and directors of the Company) own the remaining Common Units. Holders of Common Units may redeem them for the cash value of one share of Common Stock or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     The Operating Partnership was formed in North Carolina in 1994. Our executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and our telephone number is (919) 872-4924. We maintain offices in each of our primary markets.


Operating Strategy

     We believe that we will continue to benefit from the following factors:

     Diversification. Since the Company's initial public offering in 1994, we have significantly reduced our dependence on any particular market, property type or tenant. For example, since the Company's initial public offering, our in-service portfolio has expanded from 41 North Carolina office properties (40 of which were in the Research Triangle area of North Carolina) to 683 office, industrial and retail properties and 2,325 apartment units in 21 markets in the southeast and midwest. Based on September 1998 results, approximately 27.7% of the rental revenue of our Properties was derived from properties in North Carolina (13.1% in the Research Triangle). Our tenants represent a diverse cross-section of the economy. As of September 30, 1998, our 20 largest tenants represented approximately 19.9% of the combined rental revenue from our Properties, and the largest single tenant accounted for approximately 2.7% of such revenue.

     Development and Acquisition Opportunities. We generally seek to engage in the development of office and industrial projects in our existing geographic markets, primarily in suburban business parks. We intend to focus our development efforts on build-to-suit projects and projects where we have identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships with tenants, creating future development opportunities as the facility needs of tenants increase. As of September 30, 1998, we were developing 52 properties, which will encompass approximately 6.1 million rentable square feet. We believe our commercially zoned and unencumbered development land in existing business parks is an advantage we have over many of our competitors in pursuing development opportunities. As of September 30, 1998, we owned 1,647 acres (and had agreed to purchase an additional 774 acres) of such land for future development.

     We also seek to acquire selective suburban office and industrial properties in our existing geographic markets at prices below replacement cost that offer attractive returns. These would include acquisitions of underperforming, high quality properties in our existing markets that offer us opportunities to improve such properties' operating performance.

     Managed Growth Strategy. Our strategy has been to focus our real estate activities in markets where we believe our extensive local knowledge gives us a competitive advantage over other real estate developers and operators. As we expanded into new markets, we continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Approximately three-quarters of our properties were either developed by us or are managed on a day-to-day basis by personnel who previously managed, leased and/or developed those properties before their acquisition by us.

     Our development and acquisition activities also benefit from our local market presence and knowledge. Our property-level officers have on average over 20 years of real estate experience in their respective markets. Because of this experience, we are in a better position to evaluate acquisition and development opportunities. In addition, our relationships with our tenants and those tenants at properties for which we conduct third-party fee-based services may lead to development projects when these tenants seek new space.

     Efficient, Customer Service-Oriented Organization. We provide a complete line of real estate services to our tenants and third parties. We believe that our in-house development, acquisition, construction management, leasing and management services allow us to respond to the many demands of our existing and potential tenant base. We provide our tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of our capabilities and resources provides us with market information not generally available. We believe that the operating efficiencies achieved through our fully integrated organization also provide a competitive advantage in setting our lease rates and pricing other services.

     Flexible and Conservative Capital Structure. We are committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) promotes future earnings growth; and (iii) provides access to the private and public equity and debt markets on favorable terms. Accordingly, we expect to meet our long-term liquidity requirements, including funding our development activity, through a combination of:

     o borrowings under our $600 million unsecured revolving credit facility;

     o the issuance of unsecured debt securities;

     o the issuance of equity securities by both the Company and the Operating Partnership;

     o the selective disposition of non-core assets; and

   o the sale or contribution of certain of our wholly owned properties to strategic joint ventures to be formed with selected institutional investors.

     Assuming completion as of September 30, 1998 of (1) this offering and (2) our offering of notes due 2003 as more fully discussed under "Recent Developments," our debt as of September 30, 1998 would have totaled approximately $1.8 billion and would have represented approximately 43% of total market capitalization.

                              RECENT DEVELOPMENTS

Pending Joint Venture

     In October 1998, we signed a letter of intent to form a joint venture with an institutional investor representing certain foreign funds, pursuant to which we would sell or contribute certain office properties valued at approximately $150 million to a newly created limited partnership, which we refer to as the "Joint Venture." Assuming completion of this transaction on the terms set forth in the letter of intent, the institutional investor would contribute approximately $55 million for a 72% interest in the Joint Venture, and the Joint Venture would borrow approximately $75 million from third-party lenders. We would retain the remaining 28% interest in the Joint Venture, receive cash proceeds of approximately $129 million and be the sole and exclusive manager and leasing agent of the Joint Venture's properties, for which we would receive customary management fees and leasing commissions. We intend to use the cash proceeds received in the transaction to fund existing development activity either through direct payments or repayment of borrowings under our revolving credit facility. Although both parties intend to sign definitive agreements related to the transaction and to close the transaction by March 31, 1999, we can provide no assurance that all or part of the transaction will be consummated.


Pending and Completed Dispositions

     We previously reported that we had signed a letter of intent in November 1998 to sell certain non-core office properties in Florida for gross proceeds of approximately $130 million. We have terminated this letter of intent. Although we continue to market such non-core office properties to other potential buyers, we cannot assure you that any of the properties will be sold. Non-core properties generally include single buildings that do not fit our long-term strategy. In addition, we have under contract to sell or have sold certain other non-core properties for gross proceeds of $20 million since September 30, 1998.


Recent Financing Activity

     On November 25, 1998, we sold $150 million of 8% notes due December 1, 2003 in an underwritten public offering for net proceeds of approximately $148.1 million. We refer to the notes due 2003 as the "2003 Notes." Interest on the 2003 Notes is payable twice a year on June 1 and December 1 of each year, beginning on June 1, 1999.

Recent Development Activity
     The following tables set forth certain information with respect to the Operating Partnership's properties under development as of September 30, 1998:


                                                         Rentable    Estimated    Cost at
               Name                     Location       Square Feet     Costs      9/30/98
--------------------------------- ------------------- ------------- ----------- -----------
                                                                    (dollars in thousands)
              In-Process
Office:
10 Glenlakes                      Atlanta                 254,000    $ 35,100    $ 17,802
Highwoods Center at Tradeport     Atlanta                  45,000       3,717         765
Automatic Data Processing         Baltimore               110,000      12,400      10,816
Highwoods I                       Baltimore               125,000      15,300       3,206
Parkway 11                        Charlotte                22,000       1,800         872
Parkway 12                        Charlotte                32,000       2,600         607
Parkway Plaza 14                  Charlotte                90,000       7,690         898
Lakefront Plaza I                 Hampton Roads            76,000       7,477       1,006
Valencia Place                    Kansas City             241,000      34,020       2,632
Southwind Building C              Memphis                  74,000       7,700       3,743
Southwind Building D              Memphis                  64,000       6,800       1,037
Caterpillar Financial Center      Nashville               313,000      54,000       9,152
Lakeview Ridge III                Nashville               131,000      13,100       3,747
Westwood South                    Nashville               125,000      13,530       3,354
Maitland I (C N A)                Orlando                 180,000      24,400      11,332
Capital Plaza                     Orlando                 341,000      53,000       3,069
Hard Rock                         Orlando                  63,000       7,000       3,765
Maitland III (C N A)              Orlando                  78,000       9,885       1,255
Concourse Center One              Piedmont Triad           86,000       8,400       1,503
3737 Glenwood Ave.                Research Triangle       107,000      16,700       1,835
Highwoods Centre                  Research Triangle        76,000       8,300       6,149
Overlook                          Research Triangle        97,000      10,500       6,756
Red Oak                           Research Triangle        65,000       6,000       3,612
Eastshore II                      Richmond                 76,000       7,842       4,465
Highwoods Common                  Richmond                 49,000       4,840         703
Stony Point II                    Richmond                133,000      13,881       4,493
Sportsline USA                    South Florida            80,000      10,000          --
Highwoods Square                  South Florida            93,000      12,500       5,788
380 Park Place                    Tampa                    83,000       9,000          --
Intermedia Building 1             Tampa                   200,000      27,040          --
Intermedia Building 2             Tampa                    30,000       4,056          --
Intermedia Building 3             Tampa                   170,000      22,984          --
Intermedia Building 4             Tampa                   200,000      29,219          --
Intermedia Building 5             Tampa                   200,000      29,219          --
Interstate Corporate Center (3)   Tampa                   309,000      15,600      13,435
Sabal Pavillion Phase I           Tampa                   121,000      12,500       8,395
Highwoods Centre                  Virginia Beach           98,000       9,925       4,718
                                                          -------    --------    --------
In-Process Office Total or
Weighted Average                                        4,637,000    $568,025    $140,910
                                                        =========    ========    ========
Industrial:
HIW Distribution Center           Richmond                166,000    $  5,764    $  1,927
Chastain III                      Atlanta                  54,000       2,098       1,471
Newpoint III                      Atlanta                  84,000       3,000       2,158
Air Park South Warehouse II       Piedmont Triad          136,000       4,200       2,361
Air Park South Warehouse VI       Piedmont Triad          189,000       8,000       2,093
                                                        ---------    --------    --------
In-Process Industrial Total or
Weighted Average                                          629,000    $ 23,062    $ 10,010
                                                        =========    ========    ========
Retail:
Seville Square (3)                Kansas City             119,000    $ 32,100       9,377
Valencia Place                    Kansas City              81,000      14,362       1,128
                                                        ---------    --------    --------
In-Process Retail Total or
Weighted Average                                          200,000    $ 46,462    $ 10,505
                                                        =========    ========    ========
Total or Weighted Average of all
In-Process Development Projects                         5,466,000    $637,549    $161,425
                                                        =========    ========    ========


                                    Pre-Leasing     Estimated      Estimated
               Name                Percentage(1)   Completion   Stabilization(2)
--------------------------------- --------------- ------------ -----------------
              In-Process
Office:
10 Glenlakes                             59%         1Q 99           4Q 99
Highwoods Center at Tradeport           100          1Q 99           2Q 99
Automatic Data Processing               100          4Q 98           4Q 98
Highwoods I                              --          2Q 99           4Q 99
Parkway 11                               41          1Q 99           3Q 99
Parkway 12                               --          1Q 99           3Q 99
Parkway Plaza 14                         53          2Q 99           4Q 99
Lakefront Plaza I                        15          2Q 99           1Q 00
Valencia Place                           42          1Q 00           2Q 00
Southwind Building C                    100          4Q 98           4Q 98
Southwind Building D                     20          2Q 99           4Q 99
Caterpillar Financial Center             74          1Q 00           2Q 00
Lakeview Ridge III                       --          2Q 99           3Q 99
Westwood South                           53          3Q 99           1Q 00
Maitland I (C N A)                      100          1Q 99           1Q 99
Capital Plaza                            30          1Q 00           4Q 01
Hard Rock                               100          4Q 98           4Q 98
Maitland III (C N A)                    100          2Q 99           2Q 99
Concourse Center One                     25          2Q 99           1Q 00
3737 Glenwood Ave.                       56          3Q 99           1Q 00
Highwoods Centre                         91          4Q 98           1Q 99
Overlook                                 54          4Q 98           2Q 99
Red Oak                                  --          4Q 98           2Q 99
Eastshore II                              3          4Q 98           3Q 99
Highwoods Common                         --          1Q 99           3Q 99
Stony Point II                           32          2Q 99           4Q 99
Sportsline USA                          100          3Q 99           3Q 00
Highwoods Square                         26          4Q 98           4Q 99
380 Park Place                          100          4Q 99           1Q 00
Intermedia Building 1                   100          1Q 00           1Q 00
Intermedia Building 2                   100          1Q 00           1Q 00
Intermedia Building 3                   100          1Q 00           1Q 00
Intermedia Building 4                   100          2Q 00           2Q 00
Intermedia Building 5                   100          3Q 01           3Q 01
Interstate Corporate Center (3)          90          4Q 98           2Q 99
Sabal Pavillion Phase I                 100          4Q 98           4Q 98
Highwoods Centre                         36          4Q 98           3Q 99
                                        ---
In-Process Office Total or
Weighted Average                         64%
                                        ===
Industrial:
HIW Distribution Center                  33%         4Q 98           3Q 99
Chastain III                             75          4Q 98           1Q 99
Newpoint III                             74          4Q 98           2Q 99
Air Park South Warehouse II              --          4Q 98           1Q 99
Air Park South Warehouse VI             100          1Q 99           1Q 99
                                        ---
In-Process Industrial Total or
Weighted Average                         55%
                                        ===
Retail:
Seville Square (3)                       60%         1Q 99           3Q 99
Valencia Place                           --          4Q 99           2Q 00
                                        ---
In-Process Retail Total or
Weighted Average                         36%
                                        ===
Total or Weighted Average of all
In-Process Development Projects          62%
                                        ===
----------
(1) Includes the effect of letters of intent.
(2) The Operating Partnership generally considers a development project to be stabilized upon the earlier of the first date such project is at least 95%
    occupied or one year from the date of completion.
(3) Redevelopment project.

                                                         Rentable    Estimated    Cost at
               Name                     Location       Square Feet     Costs      9/30/98
--------------------------------- ------------------- ------------- ----------- -----------
                                                                    (dollars in thousands)
   Completed -- Not Stabilized
Office:
Ridgefield III                    Asheville                57,000    $  5,500    $  4,129
Situs II                          Research Triangle        59,000       6,300       4,614
Patewood VI                       Greenville              107,000      11,400       9,938
Cool Springs I                    Nashville               153,000      16,800      10,771
Maitland II (C N A)               Orlando                  50,000       4,950       3,503
                                                          -------    --------    --------
Completed-Not Stabilized Office
Total or Weighted Average                                 426,000    $ 44,950    $ 32,955
                                                          =======    ========    ========
Industrial:
Chastain II                       Atlanta                  67,000       2,602       1,791
Tradeport 1                       Atlanta                  87,000       3,100       2,448
Tradeport 2                       Atlanta                  87,000       3,100       2,449
                                                          -------    --------    --------
Completed-Not Stabilized
Industrial Total or Weighted
Average                                                   241,000    $  8,802    $  6,688
                                                          =======    ========    ========
Total or Weighted Average of all
Completed-Not Stabilized
Development Projects                                      667,000    $ 53,752    $ 39,643
                                                          =======    ========    ========
Total or Weighted Average of all
Development Projects                                    6,133,000    $691,301    $201,068
                                                        =========    ========    ========



                                    Pre-Leasing     Estimated      Estimated
               Name                Percentage(1)   Completion   Stabilization(2)
--------------------------------- --------------- ------------ -----------------
   Completed -- Not Stabilized
Office:
Ridgefield III                           29%         3Q 98           3Q 99
Situs II                                 48          3Q 98           2Q 99
Patewood VI                              90          3Q 98           1Q 99
Cool Springs I                           50          3Q 98           1Q 99
Maitland II (C N A)                     100          3Q 98           1Q 99
                                        ---
Completed-Not Stabilized Office
Total or Weighted Average                63%
                                        ===
Industrial:
Chastain II                             100%         3Q 98           4Q 98
Tradeport 1                              --          3Q 98           1Q 99
Tradeport 2                              --          3Q 98           2Q 99
                                        ---
Completed-Not Stabilized
Industrial Total or Weighted
Average                                  28%
                                        ===
Total or Weighted Average of all
Completed-Not Stabilized
Development Projects                     50%
                                        ===
Total or Weighted Average of all
Development Projects                     60%
                                        ===

----------
(1) Includes the effect of letters of intent.

(2) The Operating Partnership generally considers a development project to be stabilized upon the earlier of the first date such project is at least 95% occupied or one year from the date of completion.

                                                              Development Analysis
                                                Rentable             Estimated          Pre-Leasing
                                               Square Feet             Costs           Percentage(1)
                                           ------------------   ------------------   -----------------
                                                             (dollars in thousands)
Summary By Estimated Stabilization Date:
 Fourth Quarter 1998 ...................       435,000          $   42,202                       100%
 First Quarter 1999 ....................   1,032,000                83,248                        68
 Second Quarter 1999 ...................     824,000                58,102                        66
 Third Quarter 1999 ....................     750,000                83,471                        25
 Fourth Quarter 1999 ...................     759,000                91,271                        37
 First Quarter 2000 ....................     877,000               109,187                        73
 Second Quarter 2000 ...................     835,000               131,601                        64
 Third Quarter 2000 ....................      80,000                10,000                       100
 Third Quarter 2001 ....................     200,000                29,219                       100
 Fourth Quarter 2001 ...................     341,000                53,000                        30
                                           -----------          ----------                       ---
   Total or Weighted Average ...........   6,133,000            $  691,301                        60%
                                           ===========          ==========                       ===
Summary by Market:
 Asheville .............................      57,000            $    5,500                        29%
 Atlanta ...............................     678,000                52,717                        54
 Baltimore .............................     235,000                27,700                        47
 Charlotte .............................     144,000                12,090                        39
 Greenville ............................     107,000                11,400                        90
 Hampton Roads .........................      76,000                 7,477                        15
 Kansas City ...........................     441,000                80,482                        39
 Memphis ...............................     138,000                14,500                        63
 Nashville .............................     722,000                97,430                        52
 Orlando ...............................     712,000                99,235                        66
 Piedmont Triad ........................     411,000                20,600                        51
 Research Triangle .....................     404,000                47,800                        52
 Richmond ..............................     424,000                32,327                        23
 South Florida .........................     173,000                22,500                        60
 Tampa .................................   1,313,000               149,618                        98
 Virginia Beach ........................      98,000                 9,925                        36
                                           -----------          ----------                       ---
   Total or Weighted Average ...........   6,133,000            $  691,301                        60%
                                           ===========          ==========                       ===
 Build-to-Suit .........................   1,394,000            $  185,203                       100%
 Multi-Tenant ..........................   4,739,000               506,098                        49%
                                           -----------          ----------                       ---
   Total or Weighted Average ...........   6,133,000            $  691,301                        60%
                                           ===========          ==========                       ===
                                           Average Rentable       Average                 Average
                                              Square Feet        Estimated Costs      Pre-Leasing(1)
                                           ------------------   ------------------    --------------
By Property Type:
 Office ................................     120,548            $   14,595                        64%
 Industrial ............................     108,750                 3,983                        48
 Retail ................................     100,000                23,231                        36
                                           -----------          ----------            --------------
   Total or Weighted Average ...........     117,942            $   13,294                        60%
                                           ===========          ==========            ==============

----------
(1) Includes the effect of letters of intent.

                                THE PROPERTIES

General

     As of September 30, 1998, the Operating Partnership owned or had a majority interest in 665 in-service office, industrial and retail properties encompassing approximately 44.9 million rentable square feet and 2,325 apartment units. The following table sets forth certain information about the Properties at September 30, 1998 in each of the Operating Partnership's 21 markets:


                                                                          Percentage of Annualized Rental Revenue (3)
                                     Rentable                      ----------------------------------------------------------
                                  Square Feet (1)   Occupancy (2)    Office    Industrial   Retail   Multi-Family     Total
                                ------------------ --------------- ---------- ------------ -------- -------------- ----------
Research Triangle, NC .........      5,094,000            93%          12.8%       0.3%        --          --          13.1%
Tampa, FL .....................      4,536,000            92           11.0        0.5         --          --          11.5
Kansas City ...................      3,190,000(4)         94            3.1        0.3        4.6%        3.2%         11.2
Atlanta, GA ...................      5,551,000            94            8.3        2.1         --          --          10.4
Piedmont Triad, NC ............      9,180,000            95            5.8        4.4         --          --          10.2
South Florida .................      3,189,000            91            8.2        0.6         --          --           8.8
Orlando, FL ...................      2,478,000            92            6.0         --         --          --           6.0
Nashville, TN .................      2,052,000            94            5.1        0.6         --          --           5.7
Charlotte, NC .................      2,232,000            93            3.5        0.7         --          --           4.2
Richmond, VA ..................      1,633,000            91            3.6        0.2         --          --           3.8
Jacksonville, FL ..............      1,477,000            92            3.3         --         --          --           3.3
Greenville, SC ................      1,113,000            95            2.4        0.2         --          --           2.6
Memphis, TN ...................        705,000            98            2.4         --         --          --           2.4
Baltimore, MD .................        653,000            93            1.9         --         --          --           1.9
Des Moines, IA ................        410,000            97            0.8         --         --         0.6           1.4
Tallahassee, FL ...............        410,000            97            1.2         --         --          --           1.2
Columbia, SC ..................        425,000            91            1.1         --         --          --           1.1
Hampton Roads, VA .............        266,000            98            0.4        0.1         --          --           0.5
Birmingham, AL ................        115,000           100            0.4         --         --          --           0.4
Asheville, NC .................        124,000           100            0.1        0.1         --          --           0.2
Ft. Myers, FL .................         52,000            61            0.1         --         --          --           0.1
                                     -----------         ---           ----       ----        ---         ---         -----
                                    44,885,000(4)         93%          81.5%      10.1%       4.6%        3.8%        100.0%
                                    ============         ===           ====       ====        ===         ===         =====

----------
(1) Excludes 1,907 apartment units in Kansas City and 418 apartment units in Des Moines.
(2) Excludes Kansas City's apartment units occupancy of 96% and Des Moines' apartment units occupancy of 99%.
(3) Annualized Rental Revenue is September 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(4) Excludes 535,000 square feet of basement space.

Tenants
     The following table sets forth information concerning the 20 largest tenants of the Properties as of September 30, 1998:

                                                                                     Percent of Total
                                                  Number          Annualized            Annualized
Tenant                                          of Leases     Rental Revenue (1)      Rental Revenue
--------------------------------------------   -----------   --------------------   -----------------
                                                               (dollars in thousands)
 1. IBM ....................................        15             $ 14,645                 2.7%
 2. Federal Government .....................        54               13,251                 2.4
 3. Bell South .............................        55                9,665                 1.8
 4. The Racal Corporation ..................        13                7,216                 1.3
 5. US Airways .............................         8                6,464                 1.2
 6. AT&T ...................................         6                6,417                 1.2
 7. Northern Telecom Inc. ..................         3                5,193                 1.0
 8. State of Florida .......................        25                5,161                 1.0
 9. Sara Lee ...............................         9                4,832                 0.9
10. Sprint .................................        13                4,513                 0.8
11. NationsBank ............................        28                4,047                 0.7
12. GTE ....................................         9                3,658                 0.7
13. PricewaterhouseCoopers .................         1                3,658                 0.7
14. Prudential .............................        18                3,448                 0.6
15. MCI Worldcom ...........................        23                3,385                 0.6
16. ClinTrials Research ....................         1                2,790                 0.5
17. First Union ............................         8                2,596                 0.5
18. International Paper ....................         9                2,520                 0.5
19. Gatx Logistics, Inc. ...................         7                2,290                 0.4
20. Jacobs-Sirrene Engineers, Inc. .........         1                2,236                 0.4
                                                    --             --------                ----
    Total ..................................       306             $107,985                19.9%
                                                   ===             ========                ====

----------
(1) Annualized Rental Revenue is September 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

Lease Expirations of the Properties
     The following table sets forth scheduled lease expirations for leases in place at the office, industrial and retail Properties as of September 30, 1998, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:



                                                 Rentable       Percentage of                          Percentage of
                                               Square Feet       Total Leased        Annualized       Total Annualized
                                   Number       Subject to       Square Feet       Rental Revenue      Rental Revenue
                                 of Leases       Expiring       Represented by     Under Expiring      Represented by
Lease Expiring                    Expiring        Leases       Expiring Leases       Leases (1)       Expiring Leases
-----------------------------   -----------   -------------   -----------------   ----------------   -----------------
                                                                (dollars in thousands)
Remainder of 1998 ...........        675        2,740,058             6.5%            $ 29,213               5.6%
1999 ........................      1,164        6,715,348            15.9               75,922              14.6
2000 ........................      1,132        6,595,164            15.6               78,518              15.0
2001 ........................        954        6,003,224            14.2               75,055              14.4
2002 ........................        701        5,398,464            12.8               71,258              13.7
2003 ........................        534        4,225,013            10.0               58,699              11.3
2004 ........................        128        2,702,843             6.4               28,414               5.5
2005 ........................         95        1,438,352             3.4               20,384               3.9
2006 ........................         63        1,577,471             3.7               21,475               4.1
2007 ........................         41        1,420,636             3.4               16,351               3.1
2008 and thereafter .........        114        3,423,033             8.1               45,618               8.8
                                   -----        ---------           -----             --------             -----
                                   5,601       42,239,606           100.0%            $520,907             100.0%
                                   =====       ==========           =====             ========             =====

----------
 (1) Annualized Rental Revenue is September 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                                USE OF PROCEEDS
     The net cash proceeds to the Operating Partnership of the Notes offered hereby (the "Offering") are expected to be approximately $49.3 million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Operating Partnership. The total amount of compensation to be paid to the Underwriter in connection with the Offering consists of underwriting discounts of $325,000. Other expenses of the Offering (including the registration fee and the fees of financial printers, counsel, accountants and the trustee) payable by the Operating Partnership are expected to be approximately $50,000. The Operating Partnership intends to use the net proceeds of the Offering to fund existing development activity, either through direct payments or repayment of borrowings under its $600 million unsecured revolving credit facility (the "Revolving Loan"), and to pay approximately $4.5 million to settle a treasury lock agreement. As of December 4, 1998, approximately $349.5 million of indebtedness attributable to the Operating Partnership was outstanding on the Revolving Loan, which bore interest at a weighted average rate of 6.10%. (The Company and an unconsolidated subsidiary of the Operating Partnership have approximately $109.5 million of additional borrowings outstanding under the Revolving Loan.) The amounts under the Revolving Loan to be repaid with the proceeds of the Offering were incurred within the last year to fund the Operating Partnership's development and acquisition activities.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Operating Partnership as of September 30, 1998 and as adjusted to give effect to (1) the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom (excluding $4.5 million to be used to settle a treasury lock agreement) to repay approximately $44.8 million under the Revolving Loan and
(2) the issuance and sale of $150 million of 2003 Notes and the application of the net proceeds therefrom to repay approximately $148.1 million under the Revolving Loan. The capitalization table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the Operating Partnership's financial statements and notes thereto incorporated by reference herein.


                                               September 30, 1998
                                           ---------------------------
                                            Historical     As Adjusted
                                           ------------   ------------
                                                 (in thousands)
Debt:
  Revolving Loan .......................   $  399,000     $  206,087
  Other unsecured debt .................      756,253        956,253
  Secured debt .........................      622,760        622,760
                                           ----------     ----------
   Total debt ..........................    1,778,013      1,785,100
                                           ----------     ----------
Redeemable Common Units:
  Class A Common Units .................      280,607        280,607
  Class B Common Units (1) .............        8,096          8,096
Partners' Capital:
  Series A Preferred Units .............      121,809        121,809
  Series B Preferred Units .............      166,346        166,346
  Series D Preferred Units .............       96,842         96,842
  General Partner Common Units .........       15,414         15,414
  Limited Partner Common Units .........    1,526,003      1,526,003
                                           ----------     ----------
   Total capitalization ................   $3,993,130     $4,000,217
                                           ==========     ==========

----------
(1) Class B Common Units differ from other Common Units in that they are not eligible for cash distribution from the Operating Partnership. The Class B Common Units convert to regular Class A Common Units in 25% annual installments commencing one year from the date of issuance. Prior to such conversion, such Common Units will not be redeemable for cash or Common Stock.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial and operating data for the Operating Partnership on a historical basis. The following information for the nine months ended September 30, 1997 and 1998 is unaudited and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of such information for the interim periods. Certain of the other data was derived from unaudited information maintained by the Operating Partnership. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the Operating Partnership's financial statements and notes thereto incorporated by reference herein.



                                                          Nine Months Ended         Year Ended     Year Ended     Year Ended
                                                            September 30,          December 31,   December 31,   December 31,
                                                         1998           1997           1997           1996           1995
                                                    -------------- -------------- -------------- -------------- -------------
                                                                             (dollars in thousands)
Operating Data:
 Total revenue ...................................   $   359,557    $   181,951    $   273,165    $   132,302    $   73,522
 Rental property operating
   expenses (1) ..................................       108,493         48,995         76,743         33,657        17,049
 General and administrative ......................        14,074          6,694         10,216          5,636         2,737
 Interest expense ................................        63,639         34,771         47,394         25,230        13,720
 Depreciation and amortization ...................        61,740         30,915         47,260         21,105        11,082
                                                     -----------    -----------    -----------    -----------    ----------
 Income before extraordinary item ................       111,611         60,576         91,552         46,674        28,934
 Extraordinary item-loss on early
   extinguishment of debt ........................          (370)        (5,534)        (6,945)        (2,432)       (1,068)
                                                     -----------    -----------    -----------    -----------    ----------
 Net income ......................................       111,241         55,042         84,607         44,242        27,866
 Dividends on preferred units ....................       (21,946)        (6,972)       (13,117)            --            --
                                                     -----------    -----------    -----------    -----------    ----------
 Net income available for
   Common Units ..................................   $    89,295    $    48,070    $    71,490    $    44,242    $   27,866
                                                     -----------    -----------    -----------    -----------    ----------
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated depreciation.....   $ 3,895,439    $ 1,717,404    $ 2,601,211    $ 1,364,606    $  593,066
 Total assets ....................................     4,100,397      1,964,889      2,707,240      1,429,488       621,134
 Total mortgages and notes payable ...............     1,778,013        649,188        978,558        555,876       182,736
Other Data:
 FFO(2) ..........................................       151,862         84,519        125,695         68,179        40,016
 Cash flow provided by (used in)
   Operating activities ..........................       189,318         94,242        127,346         69,878        43,169
   Investing activities ..........................      (823,704)      (169,015)      (523,256)      (486,626)     (136,032)
   Financing activities ..........................       646,653        238,201        394,108        420,528        93,443
 EBIDA (3) .......................................       236,990        126,262        186,206         93,009        53,736
 Ratio of earnings to combined fixed charges
   and preferred unit dividends (4) ..............          1.81x          2.09x          2.05x          2.55x         3.11x
 Ratio of FFO before fixed charges to fixed
   charges (5) ...................................          3.46x          3.55x          3.78x          3.92x         4.31x
 Number of in-service properties .................           665            369            481            292           191
 Total rentable square feet ......................    45,420,000     21,904,000     30,721,000     17,455,000     9,215,000

----------
(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development and construction expenses.
(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.
(3) EBIDA means earnings before interest expense, depreciation and amortization. EBIDA is computed as income before extraordinary item plus interest expense, depreciation and amortization. The Operating Partnership believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing its operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's
    Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying Prospectus. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect the Operating Partnership's results of operations and liquidity and should be considered in evaluating its operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity.
(4) The ratio of earnings to combined fixed charges and preferred unit dividends is computed as income from operations before extraordinary items plus fixed charges (excluding capitalized interest) divided by fixed charges and preferred unit dividends. Fixed charges and preferred unit dividends consist of interest costs, including amortization of debt discount and deferred financing fees, whether capitalized or expensed, the interest component of rental expense, plus any dividends on outstanding preferred units.
(5) The ratio of FFO before fixed charges to fixed charges is calculated as FFO plus fixed charges (consisting primarily of interest expense), excluding amortization of debt discount and deferred financing fees divided by fixed charges. The Operating Partnership believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of its ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.

                              DESCRIPTION OF NOTES

General

     The 8 1/8% Notes due January 15, 2009, (the "Notes") constitute a series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under the Indenture, dated as of December 1, 1996, as amended or supplemented from time to time (the "Indenture"), among the Operating Partnership, the Company and First Union National Bank, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the actual provisions of the Notes and the Indenture, including the definitions therein of certain terms.

     The Notes will be direct, unsecured and unsubordinated obligations of the Operating Partnership and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. However, the Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership. As of September 30, 1998, the Operating Partnership had outstanding $1.2 billion of unsecured, unsubordinated indebtedness, $623 million of secured indebtedness and $2.9 billion of unencumbered assets. Because the proceeds of the offering of 2003 Notes were, and substantially all of the proceeds of this Offering will be, used to repay unsecured, unsubordinated indebtedness, such amounts will be virtually unchanged after giving effect to the completion of this Offering. Subject to certain limitations set forth in the Notes and the Indenture described in the Prospectus under the caption "Description of Debt Securities -- Certain Covenants," the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under " -- Book-Entry System."

     The Trustee is one of the lenders under the Revolving Loan.


Payment of Principal and Interest on the Notes

     Interest on the Notes will accrue at the rate set forth on the cover page of this Prospectus Supplement from December 9, 1998, or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, and will be payable in U.S. Dollars semi-annually in arrears on January 15 and July 15 of each year (each, an "Interest Payment Date"), commencing January 15, 1999. The interest so payable will be paid to the person (the "Holder") in whose name the Note is registered at the close of business on the date (whether or not a Business Day, as defined below) 15 calendar days preceding the applicable Interest Payment Date (each, a "Regular Record Date"). The principal of the Notes will be paid in U.S. Dollars against presentation and surrender thereof on the Maturity Date at the office of the Trustee. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.


Maturity

     The Notes will mature on January 15, 2009 (the "Maturity Date"). The Notes may be redeemed at the option of the Operating Partnership at any time. See
"-- Optional Redemption." The Notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

     The Notes will be redeemable, in whole or from time to time in part, at the option of the Operating Partnership on any date (a "Redemption Date"), at a redemption price (the "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided that installments of interest on Notes which are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Notes, or one or more predecessor Notes, registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Operating Partnership.

     "Comparable Treasury Price" means with respect to any Redemption Date for the Notes to be redeemed (i) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated and its successor; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Operating Partnership will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Operating Partnership.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of such Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     The Operating Partnership will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at the option of the Operating Partnership, the Trustee shall select, in such manner as it shall deem fair and appropriate, such Notes to be redeemed in whole or in part.


Discharge, Defeasance and Covenant Defeasance

     The provisions of Article Four of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.


No Personal Liability

     No past, present or future director or partner of the Operating Partnership or any successor thereof shall have any liability for any obligation or agreement of the Operating Partnership contained under the Notes, the Indenture or other debt obligations. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.


Book-Entry System

     Upon issuance, the Notes will be represented by a single global note (the "Global Security"). The Global Security will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"). Upon the issuance of the Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Notes represented by the Global Security. Ownership of beneficial interests in the Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of


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some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in the Global Security.

     Payment of principal of and interest on the Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of the Global Security for all purposes under the Indenture. Neither the Operating Partnership, the Trustee nor any agent of the Operating Partnership or the Trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Operating Partnership has been advised by the Depositary that upon receipt of any payment of principal of or interest on the Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of the Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     The Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary. The Global Security is exchangeable for certificated Notes only if (x) the Depositary notifies the Operating Partnership that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Operating Partnership fails within 90 days thereafter to appoint a successor, (y) the Operating Partnership in its sole discretion determines that the Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes. In such event, the Operating Partnership will issue Notes in certificated form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, the Global Security is not exchangeable, except for a Global Security for the same series of Notes of like denomination to be registered in the name of the Depositary or its nominee.

     So long as the Depositary, or its nominee, is the registered owner of the Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for the purposes of receiving payment on such securities, receiving notices and for all other purposes under the Indenture and such securities. Beneficial interests in the Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in the Global Security will not be entitled to and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such persons owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Operating Partnership as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The Depositary has advised the Operating Partnership that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.


                                  UNDERWRITER

     Subject to the terms and conditions set forth in an underwriting agreement and related terms agreement (together, the "Underwriting Agreement"), dated December 4, 1998, the Operating Partnership has agreed to sell to Morgan Stanley & Co. Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase, $50,000,000 principal amount of the Notes.

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased.

     The Underwriter proposes initially to offer part of the Notes to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
 .40% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriter.

     In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriter may overallot in connection with the Offering, creating a short position in the Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriter may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership has been advised by the Underwriter that it intends to make a market in the Notes but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Operating Partnership and the Company have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to make contribution to certain payments in respect thereof.

     The Underwriter provides investment banking, advisory and other financial services to the Operating Partnership and its affiliates for which it receives customary fees.

     The total amount of compensation to be paid to the Underwriter in connection with the Offering consists of underwriting discounts of $325,000. Other expenses of the Offering (including the registration fee and the fees of financial printers, counsel, accountants and the Trustee) payable by the Operating Partnership are expected to be approximately $50,000.


                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Operating Partnership by Alston & Bird LLP, Raleigh, North Carolina, and for the Underwriter by Andrews & Kurth L.L.P., Washington, D.C., who will rely on the opinion of Alston & Bird LLP as to matters of North Carolina law.